Exhibit 99.2

Recent Transactions
Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	9/8/2026	84,519.57	$11.24
BBH*	Class S Units of Beneficial Interest	Purchase	9/9/2026	64,000.00	$11.25

* On behalf of Client Accounts